Exhibit 99.1

Yandex Announces Changes to The Board of Directors

Moscow, Amsterdam, March 7, 2022 – Yandex (NASDAQ and MOEX: YNDX), a Netherlands-registered company and one of Europe’s largest internet businesses as well as the leading search and ride-hailing provider in Russia, today announced that Esther Dyson and Ilya Strebulaev have resigned from the Company’s Board of Directors, effective immediately. Ms. Dyson has served as an independent non-executive director since 2006 and Professor Strebulaev has served since 2018. The two positions will remain vacant for the time being.

Ms. Dyson and Professor Strebulaev commented, “We have been honored to serve on the Yandex board and to support Arkady Volozh and the outstanding management team and employees who have built an exceptional, world-class information technology business. Our hearts are with the entire team in these challenging times.”

“Esther and Ilya have made important contributions over many years. Their insights and wisdom have greatly contributed to the development of the Yandex business,” said John Boynton, Chairman of the Board. “The rest of the members of the Board and I – American, Dutch and Russian – will continue to support the management team and our extraordinary employees through these exceptional times, and to safeguard the interests of our creditors, shareholders, users and other stakeholders.”

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services, navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets. Yandex, which has over 30 offices worldwide, has been listed on NASDAQ since 2011 and on Moscow Exchange since 2014.

More information on Yandex can be found at https://yandex.com/company/.

Contacts:

Investor Relations
Yulia Gerasimova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Press Office:
Ilya Grabovskiy
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.com